Exhibit 99.101

DHX Media signs global toy partner for new Teletubbies

HALIFAX, Sept. 8, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, has appointed leading UK toy company Character Options as global master toy partner for the new series of Teletubbies. The deal was completed by DHX Brands, the company’s dedicated brand and consumer products arm.

Character Options will launch consumer products at retail in the UK in 2016, with other territories to follow. Core categories will be plush, plastics and bath toys.

The much-anticipated new 60-episode series of Teletubbies has been commissioned by the UK’s CBeebies and is being produced by award-winning UK production company, Darrall Macqueen Ltd. It will feature the same well-loved characters but will bring a refreshed, contemporary look to one of the world’s most well-known pre-school properties, ensuring that it is relevant for a new generation.

DHX Brands EVP Peter Byrne says: “Teletubbies is one of the most recognizable pre-school brands globally which we believe represents a remarkable consumer products opportunity. We’re very excited to be partnering with Character Options, who have an incredible track record in building and nurturing pre-school brands for the long term.”

Teletubbies was launched in March 1997 and became one of the most successful global children’s brands of all time. The original episodes have aired in more than 120 territories in 45 languages, and it was the very first western pre-school property to air on China’s CCTV. Its enduring resonance with children is further underscored by the brand’s postings on YouTube, which garnered more than 40 million views per month through the first half of 2014.

Teletubbies was named this as one of the Best Children’s TV Programmes of the last 50 years, voted for by a panel of 100 international kids’ television experts. Winning in the “most risk-taking kids’ entertainment programme” category at Prix Jeunesse International, the awards honoured the most outstanding, influential and daring children’s and youth TV programmes of the last 50 years.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX including the timing of the release of consumer products. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 08:00e 08-SEP-14